Exhibit 3.47

ARTICLES OF INCORPORATION

OF

SOUTHERN PROSTHETIC SUPPLY, INC.

as amended through November 27, 1996

1.                                       The name of the Corporation is Southern Prosthetic Supply, Inc.

2.                                       The Articles of Incorporation are amended and restated to read as follows::

ARTICLE ONE

Name

The name of the corporation is Southern Prosthetic Supply, Inc.

ARTICLE TWO

Authorized Shares

The corporation shall have authority to be exercised by the Board of Directors to issue not more than one thousand (1,000) shares of common stock, par value $1.00 per share.  The shares of common stock have unlimited voting rights and shall be entitled to receive the net assets of the corporation upon dissolution.

ARTICLE THREE

Registered Office and Agent

The registered office of the corporation is located at 5010 McGinnis Ferry Road, Alpharetta, Fulton County, Georgia 30202.  The registered agent of the corporation at its registered office is Alice G. Tidwell.

ARTICLE FOUR

Principal Office

The mailing address of the principal office of the corporation is 5010 McGinnis Ferry Road, Alpharetta, Georgia 30202.

ARTICLE FIVE

Limitation of Director Liability

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director occurring after the effective date of these restated Articles of Incorporation, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (ii) for acts or omissions which involve intentional misconduct of a knowing violation of law, (iii) of the types set forth in Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the director derived an improper personal benefit.

ARTICLE SIX

Shareholder Action by Less than

Unanimous Written Consent

Any action that is required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted.  The action must be evidenced by one or more written consents describing the action taken signed by shareholders entitled to take action without a meeting and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

3.                                       The holders of presently outstanding certificates for shares of $10.00 par value common stock shall surrender such certificates to the Corporation and receive in exchange a certificate evidencing the holding of ten shares of $1.00 par value common stock for each share of $10.00 par value common stock so surrendered.

4.                                       The foregoing Amendment and Restatement was adopted by the directors and shareholders of the Corporation by unanimous written consent effective August 5, 1992.

5.                                       The approval of shareholders as set forth in the foregoing paragraph 3 was in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.